BAKER & MCKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06015407

Our ref: 32073984-130435
By Hand

SUPPL

July 11, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated July 5, 2006, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
JUL 25 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 20 2006
WASH. D.C. 199

7/21

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of July 5, 2006:

1. Overseas Regulatory Announcement – Announcement on the Results of the Relevant Shareholders' Meeting in Relation to Share Reform, released on July 11, 2006, in English and in Chinese.

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON THE RESULTS OF THE RELEVANT SHAREHOLDERS' MEETING IN RELATION TO SHARE REFORM

This announcement is made by Huadian Power International Corporation Limited* (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. IMPORTANT NOTICE

1. No new proposal had been put forward at the relevant shareholders' meeting of the A share market (details of the meeting have been set out in Section II of this announcement) (the "Meeting") and the proposals put forward at the Meeting have not been rejected or amended.
2. The Company has been granted the approval certificate for foreign-invested enterprise and the implementation of the share reform proposal of the Company is subject to the approval of the Ministry of Commerce.
3. Please refer to the announcement on the implementation of the Share Reform Proposal of Huadian Power International Corporation Limited* for the timetable on the resumption of trading of the Company's A shares.

II. CONVENING OF THE MEETING

1. Convener of the Meeting: the board of directors of the Company (the "Board")
2. Record date of shareholding for the purpose of the Meeting: 29th June 2006
3. Time of the physical Meeting: 2:30 p.m. on 10th July 2006
4. Online voting period: 9:30 a.m.-11:30 a.m. and 1:00 p.m.-3:00 p.m. on 6th, 7th and 10th July 2006
5. Venue of the physical Meeting: Beijing Loong Plaza Hotel & Resort, Huilongguan, Changping District, Beijing, the PRC
6. Chairman of the physical Meeting: Mr. Chen Feihu, Vice Chairman

7. Proceeding of the Meeting: the Meeting was conducted by a combination of voting procedures including voting at the physical Meeting, voting by appointing the Board as proxy and voting through online trading system. The Company has provided an online voting platform for holders of circulating A shares through the Shanghai Securities Exchange Trading System which enabled the holders of circulating A shares to exercise their voting rights during the online voting period

8. The convening and holding of the Meeting were in compliance with the requirements of relevant laws, regulations and regulatory documents including the Company Law of the PRC and the Administrative Measures on Share Reform of Listed Companies

III. ATTENDANCE OF THE MEETING

Relevant shareholders of the Company in the A share market hold a total of 4,590,056,200 shares, of which a total of 4,021,056,200 were non-circulating shares and a total of 569,000,000 were circulating A shares.

1. Overall attendance

A total of 7,184 relevant shareholders in the A share market and their proxies voted at the Meeting by means of voting at the physical Meeting, voting by appointing the Board as proxy and voting through the online trading system, representing 4,177,899,885 shares of the Company, or 91.02% of the total number of shares held by the relevant shareholders of the Company in the A share market.

2. Attendance of holders of non-circulating shares

The representatives of China Huadian Corporation, Shandong International Trust and Investment Corporation, Shangdong Luneng Development (Group) Company Limited and Zaozhuang City Infrastructure Investment Company attended the Meeting, representing a total of 4,021,056,200 shares of the Company, or 100% of the Company's non-circulating shares, or 87.60% of the total number of shares held by the relevant shareholders of the Company in the A share market.

3. Attendance of holders of circulating shares

A total of 7,180 holders of circulating A shares of the Company and their proxies voted at the Meeting by means of voting at the physical Meeting, voting by appointing the Board as proxy and voting through the online trading system, representing 156,843,685 shares of the Company, or 27.56% of the total number of circulating A shares, or 3.42% of the total number of shares held by the relevant shareholders of the Company in the A share market.

Of the above, a total of 74 holders of circulating A shares and their proxies voted at the Meeting by means of voting at the physical Meeting and voting by appointing the Board as proxy, representing 12,768,978 shares of the Company, or 2.24% of the total number of circulating A shares of the Company, or 0.28% of the total number of shares held by the relevant shareholders of the Company in the A share market. A total of 7,106 holders of circulating A shares voted through the online trading system, representing 144,074,707 shares of the Company, or 25.32% of the total number of circulating A shares of the Company and 3.14% of the total number of shares held by the relevant shareholders of the Company in the A share market.

IV. CONSIDERATION OF THE RESOLUTION

The Share Reform Proposal of Huadian Power International Corporation Limited* was tabled and considered at the Meeting.

The Explanation of the Share Reform Proposal of Huadian Power International Corporation Limited* (Revised) published by the Board on 23 June 2006 on the website of Shanghai Stock Exchange (http://www.sse.com.cn) contains the details of the Share Reform Proposal of Huadian Power International Corporation Limited*.

V. POLLING RESULTS OF THE MEETING

The resolution on the Share Reform Proposal of Huadian Power International Corporation Limited* was voted on by way of registered ballot at the Meeting. The relevant shareholders of the Company in the A share market, representing a total of 4,177,899,885 shares carrying voting rights, voted at the Meeting. Among which, there was a total of 4,021,056,200 non-circulating shares and a total of 156,843,685 circulating A shares.

1. Overall polling results

For: 4,145,877,367 shares
Against: 31,931,718 shares
Abstained: 90,800 shares

Shares casting in favour represented 99.23% of the total number of shares carrying voting rights held by the relevant shareholders in the A share market who voted at the Meeting.

2. Polling results of holders of circulating A shares

For: 124,821,167 shares
Against: 31,931,718 shares
Abstained: 90,800 shares

Shares casting in favour represented 79.58% of the total number of circulating A shares carrying voting rights to vote at the Meeting.

3. Shareholdings and polling results of the top 10 holders of circulating A shares who participated in the voting

No.	Name of shareholder	Number of shares held (share)	Polling results
1.	Industrial and Commercial Bank of China — Shanghai 50 Exchange Traded Fund*	7,517,095	For
2.	Qingdao Huatuo Technology Company Limited*	5,709,722	For
3.	Shenzhen Xinhongze Packaging Company Limited*	4,750,000	For
4.	National Social Insurance Fund — Portfolio 002*	4,460,000	For
5.	Zeng Jiahong	2,195,100	For
6.	Han Jun	1,900,000	For
7.	Hong Yuan Securities Co., Ltd.*	1,850,000	For
8.	CNC Group Shandong Province Correspondence Company Social Insurance Office*	1,580,000	For
9.	Wang Juan	1,430,000	For
10.	Lv Mingfeng	1,400,000	For

4. Polling Results

The resolution on the Share Reform Proposal of Huadian Power International Corporation Limited* was passed at the Meeting.

VI. LEGAL OPINIONS

1. Name of law firm: Beijing Haiwen & Partners
2. Witnessing lawyer: Ms. Hua Lixia
3. Legal opinions: The procedures of the convening and holding of the Meeting, the qualifications of the attendees at the physical Meeting and the voting procedures of the Meeting, and the procedures of collecting proxy forms and voting on behalf of shareholders by the Board as well as all matters incidental thereto were in compliance with the requirements of laws and regulations relating to the share reform.

By Order of the Board
Huadian Power International Corporation Limited*
He Gong
Chairman

As at the date of this announcement, the Board comprises:

He Gong (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Shandong, the PRC
10 July 2006

* *For identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(於中華人民共和國(「中國」)註冊成立之中外合資股份有限公司)

(股份代碼：1071)

於其他市場發佈的公告
股權分置改革相關股東會議表決結果公告

華電國際電力股份有限公司(「本公司」)根據《香港聯合交易所有限公司證券上市規則》第13.09(2)條做出本公告。

一. 重要提示

1. 本公司本次A股市場相關股東會議(詳情列於本公告第二節內)(「會議」)無新提案提交表決，亦無否決或修改提案的情況。
2. 本公司持有外商投資企業批准證書，在股權分置改革方案實施前，尚需取得商務部的批准。
3. 本公司A股股票復牌時間詳見《華電國際電力股份有限公司股權分置改革方案實施公告》。

二. 會議召開情況

1.	會議召集人：	本公司董事會(「董事會」)
2.	會議股權登記日：	二零零六年六月二十九日
3.	現場會議召開時間：	二零零六年七月十日下午二時三十分
4.	網絡投票時間：	二零零六年七月六日、七月七日及七月十日每日上午九時三十分至十一時三十分，下午一時正至三時正
5.	現場會議召開地點：	中國北京市昌平區回龍觀北京龍城麗宮國際酒店
6.	現場會議主持人：	副董事長　陳飛虎先生
7.	會議方式：	本次會議採取現場投票、委託董事會投票與交易系統網絡投票相結合的方式。本公司通過上海證券交易所交易系統向流通A股股東提供網絡形式的投票平台，流通A股股東可以在網絡投票時間內通過上述系統行使表決權

8. 會議的召集、召開符合《中華人民共和國公司法》、《上市公司股權分置改革管理辦法》等法律、法規及規範性文件的規定

三. 會議出席情況

本公司A股市場相關股東持有的股份總數為4,590,056,200股，其中非流通股股份總數為4,021,056,200股，流通A股股份總數為569,000,000股。

1. 總出席情況

參加本次會議現場投票、委託董事會投票和通過網絡投票表決的本公司A股市場相關股東及股東代表共7,184人，代表本公司股份4,177,899,885股，佔本公司A股市場相關股東持有的股份總數的91.02%。

2. 非流通股股東出席情況

中國華電集團公司、山東省國際信託投資有限公司、山東魯能發展集團有限公司和棗莊市基本建設投資公司的代表出席了本次會議，代表本公司股份4,021,056,200股，佔本公司非流通股股份總數的100%，佔本公司A股市場相關股東持有的股份總數的87.60%。

3. **流通股股東出席情況**

參加本次會議現場投票、委託董事會投票和通過網絡投票表決的本公司流通A股股東及股東代表共7,180人，代表公司股份156,843,685股、佔本公司流通A股股份總數的27.56%，佔本公司A股市場相關股東持有的股份總數的3.42%。

其中，通過現場會議及通過委託董事會投票方式表決的流通A股股東及股東代表共74人，代表本公司股份12,768,978股，佔本公司流通A股股份總數的2.24%，佔本公司A股市場相關股東持有的股份總數的0.28%；通過網絡投票方式表決的流通A股股東共7,106人，代表本公司股份144,074,707股，佔本公司流通A股股份總數的25.32%，佔本公司A股市場相關股東持有的股份總數的3.14%。

四. 議案審議情況

本次會議審議了《華電國際電力股份有限公司股權分置改革方案》。

本公司董事會於二零零六年六月二十三日在上海證券交易所網站(http://www.sse.com.cn)上公佈的《華電國際電力股份有限公司股權分置改革說明書(修訂稿)》描述了《華電國際電力股份有限公司股權分置改革方案》的詳細內容。

五. 議案表決結果

本次會議以記名投票方式對《華電國際電力股份有限公司股權分置改革方案》進行了表決。參加本次會議表決的A股市場相關股東持有的有表決權股份總數為4,177,899,885股，其中非流通股股份總數為4,021,056,200股，流通A股股份總數為156,843,685股。

1. **總體表決情況**

同意：4,145,877,367股
反對：31,931,718股
棄權：90,800股

同意的股份數佔參加本次會議表決的A股市場相關股東持有的有表決權股份總數的99.23%。

2. **流通A股股東表決情況**

同意：124,821,167股
反對：31,931,718股
棄權：90,800股

同意的股份數佔參加本次會議表決的有表決權的流通A股股份總數的79.58%。

3. **參加表決的前十大流通A股股東持股數量和表決情況**

序號	股東名稱	持股數量(股)	表決情況
1.	中國工商銀行—上證50交易型開放式指數證券投資	7,517,095	贊成
2.	青島華拓科技股份有限公司	5,709,722	贊成
3.	深圳新宏澤包裝有限公司	4,750,000	贊成
4.	全國社保基金零零二組合	4,460,000	贊成
5.	曾佳虹	2,195,100	贊成
6.	韓軍	1,900,000	贊成
7.	宏源證券股份有限公司	1,850,000	贊成
8.	中國網通集團山東省通信公司社會保險辦公室	1,580,000	贊成
9.	王娟	1,430,000	贊成
10.	呂明鳳	1,400,000	贊成

4. **表決結果**

本次會議審議通過了《華電國際電力股份有限公司股權分置改革方案》。

六. 法律意見

1. 律師事務所名稱： 北京市海問律師事務所
2. 見證律師： 華李霞女士
3. 法律意見： 本次會議的召集和召開程序、出席現場會議人員資格及會議表決程序，以及公司董事會徵集投票委託的程序和董事會代為投票的程序等相關事宜，符合有關股權分置改革的法律法規的規定。

承董事會命
華電國際電力股份有限公司
賀恭
董事長

於本公告日期，本公司董事如下：

賀恭（董事長、非執行董事），陳飛虎（副董事長、非執行董事），朱崇利（副董事長，非執行董事），陳建華（執行董事），田沛亭（執行董事），王映黎（非執行董事），張炳炬（非執行董事），彭興宇（非執行董事），丁慧平（獨立非執行董事），趙景華（獨立非執行董事），王傳順（獨立非執行董事），胡元木（獨立非執行董事）。

中國 • 山東
二零零六年七月十日

* *僅供識別*

請同時參閱本公佈於英文虎報/香港經濟日報刊登的內容。